Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 9, 2010
Relating to Registration Statement on Form S-3 Registration No. 333-165785
FSI International, Inc.
Final Term Sheet
5,400,000 Shares
This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated June 8, 2010 and accompanying prospectus dated April 12, 2010 (collectively, the “Prospectus”) included in FSI International, Inc.’s Registration Statement on Form S-3 (Registration No. 333-165785) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	FSI International, Inc.

Symbol:	FSII

Shares offered by the Issuer:	5,400,000 shares of our common stock.

Over-allotment option:	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 810,000 shares of our common stock to cover over-allotments at the public offering price set forth below.

Shares of common stock outstanding after the offering:*	37,643,092 shares

Price to the public:	$3.05 per share

Underwriting discount and commissions:	$0.183 per share

Net proceeds to the Issuer (after underwriting discounts and commissions and offering expenses):*	$15.3 million

Dilution:*	The net tangible book value of our common stock as of February 27, 2010 was $52,352,000 or $1.63 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to our issuance and sale of 5,400,000 shares of common stock in this offering at an offering price of $3.05 per share and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of February 27, 2010 would have been $67,646,000, or $1.81 per share. This represents an immediate increase in pro forma net tangible book value of $0.18 per share to existing shareholders and an immediate dilution of $1.24 per share to new investors purchasing shares of common stock in the offering.

Capitalization:*	The following table sets forth our consolidated capitalization as of February 27, 2010 on an actual basis and on as adjusted basis to give effect to our sale of 5,400,000 shares of common stock at an offering price of $3.05 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses:

	As of February 27, 2010
	Actual	As Adjusted
	(In thousands, except share data) (Unaudited)

Cash and cash equivalents	$9,790	$25,084

Long-term debt	$—	$—
Stockholders’ equity:
Preferred stock, no par value; 9,700,000 shares authorized; none issued and outstanding	—	—
Series A Junior Participating Preferred Stock, no par value; 300,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding, 32,071,000; issued and outstanding, 37,471,000, on an as adjusted basis	$226,756	$242,050
Accumulated deficit	(177,036)	(177,036)
Accumulated other comprehensive loss	(1,282)	(1,282)
Other stockholders’ equity	3,914	3,914

Total stockholders’ equity	52,352	67,646

Total capitalization	$52,352	$67,646

Trade date:	June 9, 2010

Closing date:	June 14, 2010

CUSIP:	302633102

Sole Book-Running Manager:	Craig-Hallum Capital Group LLC

Co-Manager	Dougherty & Company LLC

*	Assumes no exercise by the underwriters of their over-allotment option to purchase an additional 810,000 shares of our common stock.
The issuer filed a registration statement (including the Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, the Prospectus may be obtained from Craig-Hallum Capital Group LLC at 222 South Ninth Street, Suite 350, Minneapolis, MN 55402, or by telephone at (612) 334-6300.
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